INVEST IN **NEIGHBORHOOD SUN**

An industry-leading community solar technology platform bringing solar to everyone

PITCH VIDEO   INVESTOR PANEL



neighborhoodsun.solar   Silver Spring MD

Software   Technology   Energy   Saas   Sustainability

Highlights

1. Proven track record of success- kilowatts under management grew 550% in 2021.
2. Sun Engine (tm) advanced software platform is best in breed, fueling rapid growth.
3. Community Solar is the hottest part of the entire solar space. Massive growth ahead (not guaranteed).
4. Senior management and board have the experience, industry connections, and knowledge to succeed.
5. A mission-focused company with a B Corp score that leads the entire community solar industry!
6. Recent merger with Astral Power gives us access to massive New York market and stronger mgt team.
7. Customer acquisition model beats the competition.

Our Team

Our Team



Gary Skulnik CEO

Gary has been a clean energy leader in Maryland for 20 years, either as an advocate or an entrepreneur. His previous venture, another B Corp that provided 100% green energy electricity, grew to $22MM in revenue with thousands of happy customers.

Our CEO, Gary Skulnik, has been passionate about fighting climate change for most of his adult life. Joining forces with CTO John Wilson, and CRO Thom Smith, we've got a team that wants to disrupt the utility model through technology while bringing in hundreds of thousands of people into the clean energy future.



Thom Smith Chief Revenue Officer

Thom has spent the last decade successfully scaling national sales teams in the green tech industry. Under his leadership, residential startup Astrum Solar grew to be the 4th largest residential solar co. in the US with over 10,000 systems installed.



John Wilson Chief Technology Officer

John brings 25 years experience in IT management. He was VP of Operations at Bullfrog Power and was responsible for all software development for 14 years. John held several senior technology positions at Fidelity National Information Services.



Emily Tokarowski VP of Marketing

Emily has been with Neighborhood Sun for almost five years, advancing in various roles to become VP of Marketing and a powerful leader in the company. She has an M.S. in STEM entrepreneurism.



Yasi Jiang VP of Finance

Prior to co-founding Astral Power, Yasi helped launch Lumina Solar, a residential solar installer based in Maryland. Ms. Jiang is a CPA and previously worked at Baker Tilly and the Royal Bank of Canada.



Cara Humphrey VP of Strategic Sales

Cara oversees Community Partnership Program and other campaigns. She was with Astrum in 2010 and served as Sales Manager of NY. Prior to Astrum, Cara worked at the forefront of commercial energy efficiency & the hybrid vehicle industry.



Armando Gaetaniello VP of Business Development

Armando has been with Neighborhood Sun for five years serving in various sales roles and advancing to become VP of Business Development, where he leads our efforts to acquire new solar partnerships. He has an M.Sc. in Global Environmental Change Mgt.



Dave Carpenter VP of Business Development

For over a decade Dave has worked in multiple roles in the solar industry, ranging from field salesperson to senior management. Dave works with Armando in communicating the many benefits of Sun Engine to potential solar partners.



Janani Ravi Manager of Customer Development

Prior to managing the Customer Development department, Janani taught ESL in the US, Germany, and India. She possesses two B.A. degrees in English and International Studies from Virginia Tech, and she completed her M.A. in ethics in Bochum, Germany.

Here Comes the (Neighborhood) Sun…

♪ Do do do doo ♪

The Electric Utility Model is Broken.

> *The $600 Billion industry is failing on so many levels, from causing wildfires to increases in prices and a deteriorating infrastructure.*



Community solar is poised to scale distributed generation through Virtual Net Metering (VNM) and completely disrupt the failed utility model.

Until recently, almost 80% of the market could not get solar.

Community solar opens the market to everyone by using VNM to allow anyone who pays an electric bill to access the exact same benefits as rooftop solar without having to install any equipment.

And the best part? Community solar is the lowest cost retail energy source, so people not only support a cleaner environment, they save money at the same time. Perhaps that's part of why one study shows community solar growing to 84 gigawatts of total installed generation by the year 2030.

The Community Solar market is hot, and we're well positioned to be a big part of it.

- Advanced Technology Platform
- Highly Experienced Management Team
- Strong Direct Sales and Customer Management
- Authentic Green Brand


Advanced Software Platform
Energy as a Service (EaaS)
Flexible Platform, Developed In-House
Customizable
Scalable platform for multiple projects
Responsive
Incorporating customer feedback quickly
Transparent
Full access to data and unique reports
sunengine™
SHARED SOLAR PLATFORM
Simplified
Best UX for subscribers
White Label
Sell/share with other community solar companies
Accessible
For customers and asset owners alike

We built the **Sun Engine (tm)**, our propietary advanced software platform after two years of experience in the market. We used other platforms, but they were rigid, had very little functionality and just didn't fit the needs of a constantly evolving market.

Fortunately, we were able to bring John Wilson on board as our CTO, a person with more experience building technology and clean energy platforms than anyone else on the continent. He and his team, along with the rest of us at Neighborhood Sun, built a platform that will respond to ever-changing market conditions, offers more functionality than others, provides asset owners full transparency, and allow scaling with large multi functional sales teams.

The proof of our platform's strength is the fact that in 2021, two large solar portfolio owners, after doing extensive research and due dilligence, switched from our competitors to our Sun Engine(tm) solution.


Market Validation
SunEngine
Our Competitive Advantage
Fully customizable software
Allows white labeling and integrates well with service offerings like customer acquisition
Custom-built for community solar
Not adapted software, like most of its competitors
sunengine™
secured two large portfolio contracts after extensive due-diligence*
Doesn't require ownership of the customer
Doesn't conflict with asset owners strategic objectives
Full featured, efficient and lightweight solution
Allows asset owners to choose the level of software and service

2021 Showed What We Can Do With Your Support

We turned the success of our previous fundraising efforts on Wefunder into substantial growth for the company in 2021.


Stage is set to make 2022 a year of growth
A Track Record of Success in Community Solar/VNM
70,360kw
DEC 31, 2021
12,800kw
JAN 1, 2021
4,500
Customers Acquired
Customer Acquisition
• Customer Acquisition Cost far lower than industry average ($245 vs. $600)
550%
increase in 12 months
Customer Management

And that's not all!

- We dramatically increased the total value of our booked contracts from around $1 MM to over $28 MM in just one year.
- Our recurring revenue from customer management jumped 343%.
- We built a strong pipeline of future projects worth over $75 MM.

How do we Generate Revenue?

We are paid by solar asset owners who want to utilize our Sun Engine(TM) platform to acquire and manage customers for the life of the projects they own (about 20 years).


Business Model
Revenue Model
An advanced software platform along with sales and management services to connect Virtual Net Metering projects with customers.
Lifetime value per residential customer
$533.73
+
$569.31
=
$1,103.04
Upfront
Recurring
Total

We are focused on our recurring revenue model as that builds the most long-term value in the company. The recurring revenue is predicated on customer management, which uses the strength of our Sun Engine(tm) platform combined with our un-matched devotion to customer service, which we call "customer development."

Customer acquisiton, or sales, is another key part of our business that we have further strengthened by the merger with Astral Power, a leading community solar sales company in the massive New York market. Under Thom Smith's leadership, our sales approach at Neighborhood Sun is built on three pillars.

1. **Direct sales.** We have an experienced team leading the training and ongoing management of sales personnel through our sales academies and accountability metrics. It's vital to have highly trained sales personnel as community solar is a market that requires a lot of credibility and is rife with companies that use questionable tactics.

2. **Strategic sales.** Our channel partners work with us in ways no other community solar company can match. Our work with progressive faith institutions, environmental groups, non-profits, and other organizations is only made possible by our strong brand credibility and pleased customers. We fill projects with communities of people, rather than one household at a time.

3. **Referrals.** Because we put so much emphasis on customer development and because we are the most credible green brand in the community solar space, we're able to work with our customers to generate referrals to their friends and neighbors.


Customer appreciation event
NS Event at Shake & Bake
Adat Shalom faith organization
REFERRALS & REVIEWS
FACE-TO-FACE & FAMILIARITY
CREDIBILITY & TRUST
Dedication to our customers
Hyper local events
Partners with a passion

What Sets Us Apart


Certified
We are a B
Corporation
Technology plus Powerful Green Brand

Neighborhood Sun is without competition in the way that we solely acquire and manage customers for community solar. We fill the roles that otherwise require two or more companies to manage separately. **We are recognized with a 5-star rating on Google Reviews** because of the seamless transitions that are made through a customer's development from prospect to subscriber to brand ambassador.

Our experienced and well-connected Board is also a differentiating factor. We have successful solar entrepreneurs, impact VC investors, energy industry vets, and our chair, Bill Bumpers is a long-time leader in the legal energy world.


Board Members
William Bumpers
Wilson Chang
Pari Kasotia
John Paul Moscarella
Kim Kolt
Ian Sneed
Independent Board Member to Join the Board in 2022
Satish Tamboli

Impact and Sustainability Investor

Board Observer

In addition, we're a certified **B Corporation** and want to use our business as a true force for good--it's baked into our corporate DNA. As such, we continuously meet rigorous standards of social and environmental performance, accountability, and transparency. We are not just accountable to our shareholders, but to all our stakeholders, such as our employees, customers, the community around us, and our planet.

Society's most challenging problems cannot be solved by government and nonprofits alone. The B Corp community works toward reduced inequality, lower levels of poverty, a healthier environment, stronger communities, and the creation of more high quality jobs with dignity and purpose. By harnessing the power of business, B Corps use profits and growth as a means to a greater end: positive impact for their employees, communities, and the environment.

An essential aspect of the Neighborhood Sun business model is our commitment to our corporate values:

🔆 *Transparency*
🔆 *Customer-focused*
🔆 *Integrity*
🔆 *Sustainability*
🔆 *Innovation*

Together, We'll Build a Solar Community


Barbara's Share
Emily's Share
Matty's Share

Your investment will allow us to expand on the success we achieved in 2021 and increase our positive impact on society. We'll be one step closer to disrupting the outdated electric utility industry.

We will use the funds we raise to:

1. Further innovate our proprietary software platform for customer management
We'll stay ahead of the competition by further investments in our Sun Engine(tm) platform, allowing us to continuously innovate while maintaining the high level of functionality it currently has.

2. Expand to new markets
Community solar is rapidly expanding across the U.S. and we are looking to enter several new markets, such as Illinois, Virginia, New Mexico, and Oregon, among others.

3. Finish filling out senior management
We would like to bring in a CFO and a COO to ensure we are operating at peak efficiency while constantly looking for new opportunites to further grow the business.


ON THE MARCH for CLIMATE ACTION


SOLAR FOCUS 2019
ADVANCING COMMUNITY SOLAR IN THE MID-ATLANTIC
HOGAN: SIGN THE CLEAN ENERGY JOBS ACT!
BALTIMORE PEOPLES CLIMATE MOVEMENT